🚀 Invest in CAR T! - Join the Next Phase of AiCella's Innovation Journey🚀

Hi #firstName# ,

I want to invite you to be part of AiCella's exclusive soft round during our pre-launch phase. This is your opportunity to get in on the ground floor before we open our doors to the public. With the high demand seen so far, we're prioritizing our early supporters to ensure they don't miss out.

Reserve your spot now on our funding page: https://wefunder.com/aicella/

Over the past year, AiCella has achieved remarkable milestones:

- Successfully developed our cutting-edge InsightsTM MVP Data Dashboard
- Secured initial angel investment
- Established a prime office and lab space at BioLabs, San Diego
- But we're not stopping there. With your investment, we're poised to achieve even greater heights.

This round of funding will fuel our growth by:

🔍 Allocating 30% towards hiring an additional full-time data scientist
🖥 Devoting 20% to outsourcing user interface enhancements for an optimal user experience
📣 Investing 20% in targeted marketing efforts, including social media advertising
⚖ Allocating 20% for legal fees essential for contracts and intellectual property protection
🏢 Dedicating 10% towards maintaining our top-tier office space

I am thrilled by the momentum AiCella has built in recent months, and I'm eager to accelerate this growth trajectory with your support.

Join us as we pave the way for groundbreaking advancements in cancer cell therapy. Together, we'll shape the future of data analytics and drive AiCella to unprecedented success.

Thank you for considering this opportunity to be part of our journey. I can't wait to embark on this exciting venture with you!

Warm regards,

Geoffrey Stephens, PhD
Founder & CEO
AiCella